Strategic Reprioritization and Corporate Update NYSE: AMAM October 2022 Exhibit 99.2

Forward-Looking Statements 2 © 2022 Ambrx Biopharma Inc. All rights reserved Certain statements contained in this presentation, other than statements of historical fact, are "forward-looking" statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “believes,” “expects,” “hopes,” “may,” “will,” “plan,” “intends,” “estimates,” “could,” “should,” “would,” “continue,” “seeks,” “pro forma,” or “anticipates,” or other similar words (including their use in the negative), or by discussions of future matters. These forward-looking statements include, without limitation, statements regarding the timing, progress and results of preclinical studies and clinical trials for our product candidates; our product development plans and strategies; plans and expectations with respect to regulatory filings and approvals; the potential benefits and market opportunity for our product candidates and technologies; expectations regarding future events under collaboration and licensing agreements, as well as our plans and strategies for entering into further collaboration and licensing agreements; expectations regarding our future financial position and results of operations; our expected cash runway; and the expected benefits of our reprioritization. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially and historical results should not be considered as an indication of future performance. These risks and uncertainties include, among others, risks inherent in the development and regulatory approval process for novel therapeutics; the fact that future preclinical and clinical results may not be consistent with prior results; potential delays in development timelines, including delays in clinical trials; the potential impact of the COVID-19 pandemic; our reliance on third parties for development and manufacturing activities; changes in competitive products or in the standard of care; the risk of early termination of collaboration agreements; the risk that our proprietary rights may be insufficient to protect our product candidates or that we could infringe the proprietary rights of others; the fact that we will need additional capital and such capital may not be available on acceptable terms or at all; and changes in laws and regulations. Other factors that may cause our actual results to differ from current expectations are discussed in our filings with the U.S. Securities and Exchange Commission, including the section titled “Risk Factors” contained therein. These forward-looking statements are based on information available to, and expectations of, Ambrx as of the date of this presentation. Ambrx disclaims any obligation to update these forward-looking statements, except as may be required by law.

Strategic Review Outcome: Overview © 2022 Ambrx Inc. All rights reserved Key Objectives Extend runway from end of year 2023 into 2025 Clear development focus Advance first-in-class and best-in-class pipeline Reprioritization of Development Pipeline Company focus on oncology Streamlining positions Ambrx to readily progress future engineered precision biologics (EPBs) ARX517 prioritized as lead clinical asset ARX788 to be out-licensed, ex-China Streamlined Organization Workforce reduction of approximately 15% improves efficiency of organization Ambrx will retain and attract key talent to support ongoing clinical development efforts Search for permanent CEO remains ongoing, with final candidates

Reprioritization of Development Pipeline 4 © 2022 Ambrx Inc. All rights reserved ARX517 (Anti-PSMA for Prostate Cancer) – Ambrx sponsored Significant unmet medical need in prostate cancer Proprietary, site-specific conjugation platform that provides homogenous antibody-drug conjugates (ADCs) with unmatched stability Opportunity to be first-in-class ADC targeting prostate specific membrane antigen (PSMA), a proven target for prostate cancer ARX788 (HER2 mBC) - Out-Licensed Program Anticipating BLA submission in China by NovoCodex in 2023, strong POC for ARX788 Ex-China, mBC is highly competitive, with T-DXd shaping treatment paradigm Significant unmet medical remains post-T-DXd Ambrx will pause development itself and seek partner(s) to progress ARX788

Strong Cash Position © 2022 Ambrx Inc. All rights reserved Cash position of $129.7 million as of June 30, 2022 Reprioritization of pipeline and streamlining of organization enables funding of operations into 2025 Prioritized programs expected to be funded through key milestones: ARX517: Funded through Phase 1b/2 ARX305: Funded through Phase 1b/2 ARX102: Funded through IND filing

ARX788 Out-Licensing Opportunity

ARX788: Out-Licensing of HER2 Positive Assets

Highly Competitive Landscape

- Metastatic breast cancer landscape overall has become highly competitive
- HER2+ alone is very competitive, with approximately 175 trials
- While majority could produce post-T-DXd data, currently designed as “physician’s choice”
- Post-T-DXd remains unmet medical need
- Growing patient population, with T-DXd poised to move up in line of treatment
- Competitive opportunity

Seek Development Partners for ARX788

- Ambrx highly values its partnership on ARX788
- Looking forward to NovoCodex filing ARX788 in China (2023)
- Ambrx will seek out-license partner(s) to develop ARX788 ex-China to maximize its potential

7 © 2022 Ambrx Inc. All rights reserved

AMBRX

Strengthening Development Pipeline

Focused Development Pipeline on EPBs in Oncology 9 © 2022 Ambrx Inc. All rights reserved Transition to Earlier Stage Development Company Ambrx will focus on earlier stage development assets with the greatest potential and strong competitive profiles Leverage Ambrx’s unique enabling technology platform and expertise Maximize future value of the organization with a focus on the development of first-in-class, best-in-class therapies Prioritize Development of Oncology Assets Streamlined development scope will position Ambrx to readily progress its engineered precision biologics (EPBs) Prioritizes ARX517 as lead clinical asset Large unmet medical need in prostate cancer Leverage partner data in ARX102 and ARX305 to inform Ambrx-sponsored clinical trials Phase 1 trials in China will inform recommended Phase 2 dose for Ambrx Allows Ambrx to “leap Frog” development process while remaining focused on near term goals Encourage development collaborations to optimize full value-creation potential of portfolio

© 2022 Ambrx Biopharma Inc. All rights reserved Candidate Indications Trial Setting (Name) Preclinical Phase 1 Phase 2 Phase 3 Next Anticipated Milestone(s) Ambrx Rights Engineered Precision Biologics for Oncology ARX517 Anti-PSMA ADC PSMA + solid tumors APEX-01 Interim Phase 1a safety data in 2H2023 Worldwide ARX305 Anti-CD70 ADC RCC & other cancers -- Initiate Phase 1a in US in 2H2023, pending partner data Worldwide ex-China ARX102 Smart PEG-IL 2 Cancer -- Submit IND in 2024, pending partner data Worldwide ex-China Internal Pipeline Reprioritization

ARX517 (Anti-PSMA ADC): Promising ADC for mCRPC and PSMA Expressing Solid Tumors Potential for treating PSMA over-expressed cancer such as prostate cancer, especially in metastatic castration-resistant prostate cancer (mCRPC) Potent in vivo anti-tumor demonstrated in both enzalutamide sensitive and resistant prostate cancer models Promising drug property and safety profiles Robust GMP manufacturing process established; Phase 1 clinical trial materials manufactured Phase 1a initiated in 2021 Dose escalation ongoing Interim Phase 1a safety data expected in 2H 2023 Program Highlight In Vivo Activity of ARX517 in an Enzalutamide-sensitive Prostate Cancer PDX Model In Vivo Activity of ARX517 in Enzalutamide-resistant C4-2 Prostate Cancer Xenograft Model © 2022 Ambrx Biopharma Inc. All rights reserved

ARX517: Prioritized Lead Asset 12 © 2022 Ambrx Inc. All rights reserved ARX517 Targets High Unmet Medical Need Prostate cancer represents a significant unmet medical need 1.4 million annual new cases worldwide; an estimated $9.9 billion treatment market (2020) PSMA remains a meaningful and de-risked target Competitive Landscape Potential to be first PSMA targeting ADC Designed with Ambrx proprietary synthetic amino acid (SAA) conjugation technology using clinically validated drug payload linker, AS269, with highly stable conjugation Primary focus: mCRPC Program Expected to be Funded Through Phase 1b/2 Earliest Ambrx sponsored global (U.S.) Phase 1a data anticipated in 2H 2023 Recommended Phase 2 dose to be determined in 2H 2023 with efficacy signal demonstration Fully funded through Phase 1b/2 (safety and efficacy trials) with initiation in 1H 2024

ARX305 (Anti-CD70 ADC): Demonstrated Potent Anti-Tumor Activities in Multiple RCC Xenograft Models ARX305 is designed to address issues observed with earlier generations of CD70 ADCs through: Enhanced mAb-payload stability to confer wider therapeutic window and reduce toxicity CD70 is overexpressed in broad range of solid and hematologic tumors such as RCC, nasopharyngeal cancers, MM, NHL and AML Strong in vivo anti-tumor activity demonstrated in multiple xenograft models (e.g., RCC) IND cleared in China and U.S. China Phase 1 initiated 2H 2022 U.S. Phase 1a to initiate 2H 2023, pending partner data Program Highlight Activity of Single Dose ARX305 in CaKi-1 RCC Xenograft Model Activity of Single Dose of ARX305 in 786-O S3 RCC Xenograft Model 13 © 2022 Ambrx Biopharma Inc. All rights reserved

ARX305 © 2022 Ambrx Inc. All rights reserved Leverage Partnership Results for Internal Development Ambrx’s China partner, NovoCodex, initiated Phase 1 trial for ARX305 in 2H 2022 Ambrx intends to leverage NovoCodex’s data to inform internal ARX305 trial Prevents duplicate efforts in safety and efficacy signals, and dose finding Uniquely Positioned to Treat Renal Cell Carcinoma (RCC) ARX305 is the first and only anti-CD70 ADC in active clinical development Leveraging Ambrx proprietary antibody, clinically validated payload linker (AS269), and highly stable conjugation CD70 expression is 70% in RCC, providing greatest opportunity to assess safety and efficacy of ARX305 Current Development Plan Initiate Ambrx sponsored U.S. Phase 1 trial in 2H 2023, subject to data from NovoCodex sponsored trial Phase 1 data expected in 1H 2024 Phase 1b/2 expected to initiate in 4Q 2024

ARX102 (Smart IL-2): Designed to Stimulate Immune System by Targeting β and γ (While Sparing α) Receptors on T-Cell

Program Highlight

- Precision-engineered Smart IL-2 molecules with drastically reduced IL2R-α binding
- Multiple lead molecules showed strong *in vitro* selective binding and cellular activity
- Ambrx's mammalian-cell-expressed IL-2 is glycosylated, conferring full functionality
- Demonstrated potent *in vivo* anti-tumor activity as a single agent in BC, CRC, melanoma, and RCC cancer models – stimulate intratumor T-cell infiltration

Dose-response Activity of ARX102 in E0771 Syngeneic Breast Cancer Model



Tumor Volume (mm³)
3000
2500
2000
1500
1000
500
0
12 14 16 18 20 22 24 26 28 30
Days After Inoculation
p < 0.05
Control
ARX102 (0.3 mg/kg)
ARX102 (1 mg/kg)
ARX102 (3 mg/kg)

ARX102 Increased CD8+ in Tumor Site (CT26 Model)



Vehicle
ARX102 (3mg/kg)

15
© 2022 Ambrx Biopharma Inc. All rights reserved

AMBRX

ARX102 16 © 2022 Ambrx Inc. All rights reserved Leverage Partnership Results for Internal Development Sino Biopharm expects to file IND for ARX102 in China in 2022 Subsequent initiation of Phase 1 trial in China in 1H 2023 Ambrx will leverage Sino Biopharm’s data to inform internal ARX102 Phase 1a trial Ambrx will utilize Sino Biopharm’s safety analysis prior to IND filing China Phase 1 clinical data will inform U.S. Phase 1a trial Current Development Plan IND filing anticipated in 1H 2024, subject to data from Sino Biopharm

Summary

Strategic Review Outcome: Overview © 2022 Ambrx Inc. All rights reserved Key Objectives Extend runway from end of year 2023 into 2025 Clear development focus Advance first-in-class and best-in-class pipeline Reprioritization of Development Pipeline Company focus on oncology Streamline development scope, position Ambrx to readily progress future engineered precision biologics (EPBs) ARX517 prioritized as lead clinical asset ARX788 to be out-licensed, ex-China Streamlined Organization Workforce reduction of approximately 15% improves efficiency of organization Ambrx will retain and attract key talent to support ongoing clinical development efforts

Thank You

Appendix: Ongoing Partnered Programs

Partnered Programs Pipeline

Candidate	Indications	Trial Setting (Name)	Preclinical	Phase 1	Phase 2	Phase 3	Next Anticipated Milestone(s)	Ambrx Rights
ADC Oncology								
ARX788 Anti-HER2 ADC	**HER2+ mBC** *(FDA granted Fast Track Designation and NMPA granted Breakthrough Designation for HER2+ Metastatic Breast Cancer)*	2L+ (ACE-Breast-01)	NovoCodex Sponsored China Study				*Clinical Study Report in 2022*	Worldwide ex-China
		2L+ (ACE-Breast-02)	NovoCodex Sponsored China Study				*Topline Phase 3 data in 1Q 2023*	
	HER2+ Advanced BC	ACE-Breast-08	NovoCodex Sponsored China Study				*Interim Phase 1b/2 data in 2023*	
	HER2+ Stage 2/3 BC	Neoadjuvant Single and combo with anti-PD-1 agent (I-SPY 2.2)	Ambrx Supported U.S. Consortium Study				*Interim Phase 2 data in 2023*	
	HER2+ Gastric Cancer (FDA granted ARX788 Orphan Drug Designation for Gastric Cancer)	ACE-Gastric-02	NovoCodex Sponsored Global Study				*Interim Phase 2/3 data in 2H 2023*	
ARX305 Anti-CD70 ADC	**Cancer**	RCC and other cancers	NovoCodex Sponsored China Study				*Initiate Phase 1 in 2H 2022*	Worldwide ex-China
Immuno-Oncology								
ARX102 Smart PEG-IL 2	**Cancer**	--	Sino Biopharm Sponsored China Study				*Submit IND in 2H 2022*	Worldwide ex-China

21 © 2022 Ambrx Biopharma Inc. All rights reserved